FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of July 2006
                                  21 July 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky  Broadcasting  Group plc
                    announcing Notice of Results released on
                                  21 July 2006


21 July 2006

                       British Sky Broadcasting Group plc

                         Notice of Preliminary Results


British Sky Broadcasting Group plc will be announcing its preliminary results for the year ended 30 June 2006 via RNS, at 7.00 a.m. BST on Friday 28 July 2006.

A conference call for UK and European analysts and investors will be held at 9:
00 a.m. (BST). To register for this, please e-mail bskyb@finsbury.com or contact Yim Wong or Katie Lang at Finsbury on +44 20 7251 3801. A live webcast of this call and replay facility will be available on Sky's corporate website, http://www.sky.com/corporate.


There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST). To register for this please contact Rebecca Lohse at Taylor Rafferty on +1 212 889 4350. Alternatively you may register online at http://invite.taylor-rafferty.com/_bskyb/us. A live webcast of this call and replay facility will also be available on Sky's corporate website, http://www.sky.com/corporate.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 21 July 2006                           By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary